FOSTER'S GROUP

[redacted]

ASX RELEASE

08005379

The following release was made to the Australian Securities Exchange Limited today:

"Foster's Sustainability Report 2008"

Released: 15 October 2008

Pages: 45
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
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10/15


Foster's Sustainability Report 2008
Our approach to sustainability at Foster's acknowledges the direct link between the effective management of our environmental and social impacts and our business success. On strong foundations, a passionate global team is building a sustainable future for Foster's, our people, our environment and our communities.
KEY INGREDIENTS
Foster's Group Limited
People 7000
Products 238
Facilities 48
Vineyards (ha) 15,021
Please Recycle
8.5%ALC/VOL
STANDARD DRINKS
5.0
Enjoy Responsibly
SUSTAINABILITY REPORT 2008

FOSTER'S
GROUP

Foster's Group Limited Sustainability Report for the Year Ended 30 June 2008

Foster's Group Limited ABN 49 007 620 886
www.fostersgroup.com

Table of Contents

1 Foster's at a glance
2 Chairman's letter
4 Governance
6 People & safety
14 Responsible consumption
18 Energy, water and climate change
26 Operational waste
28 Product stewardship
32 Leadership and advocacy
34 Community contribution
40 Global Reporting Initiative (GRI)

As a large international corporation, Foster's has a significant economic impact. In 2008, cash received from customers, also known as the economic value generated[1] was $4,428.4 million.

Economic value distributed for financial year 2008.

Operating costs $2,657.3m

Employee wages and benefits $555.2m

Payments to providers of funds $661.2m

Payments to government $392.6m (Company tax)

Includes community investments of $4.6m.

In addition, $1,989.8 million in excise, Wine Equilisation Tax and Goods and Services Tax was collected and remitted to governments in 2008.



Foster's Annual Report 2008 is available from the Foster's website www.fostersgroup.com



Foster's Business Review 2008 is available from the Foster's website www.fostersgroup.com

*Unless otherwise stated, 2008 and prior years refer to the period ending 30 June and all dollars are Australian dollars.

1 *Economic value generated represents cash received from customers from the sale of products, excluding excise and other duties and taxes.*

Foster's at a glance



Wine Regions, Wineries and Breweries

Grape Sourcing Regions

America

- **Sonoma County**
- Chateau St Jean
- Winemaker's Cooperage
- Asti/Souverain Winery
- **Napa Valley**
- Beringer Vineyards
- Stags' Leap Winery
- Etude Winery
- St. Clement Vineyards
- US corporate head office
- Napa Bottling Centre
- **Central Coast**
- Meridian Vineyards
- TAZ Vineyards

Chile

- **Central Valley**

South Africa

- **Western Cape**

France

- **Languedoc – Roussillon**

Italy

- **Tuscany – Castello di Gabbiano**

United Kingdom

- Twickenham
- UK corporate head office

Fiji

- South Pacific Distillery, Lautoka
- Fiji Brewery

Samoa

- Samoa Brewery, Apia

New Zealand

- **Marlborough**
- Shingle Peak
- Matua Valley, Marlborough
- **Auckland**
- Matua Valley Winery
- **Gisborne**
- **Hawkes Bay**
- **Wairarapa**

Australia

NSW

- **Hunter Valley**
- Lindemans
- Rosemount Estate
- **Mudgee**
- **Cowra**

VIC

- **Melbourne**
- Global Headquarters
- Abbotsford Brewery
- **Yarra Valley**
- St Huberts
- Coldstream Hills
- **Mornington Peninsula**
- T'Gallant
- **Murray Darling**
- Lindemans Karadoc
- **Rutherglen**
- Baileys of Glenrowan
- **Grampians**
- Seppelt Great Western
- **Drumborg**
- **Heathcote**

SA

- **McLaren Vale**
- Rosemount Estate
- **Barossa Valley**
- Saltram Estate
- Wolf Blass
- Penfolds
- **Eden Valley**
- **Coonawarra**
- Wynns Coonawarra Estate
- **Clare Valley**
- Annie's Lane
- **Adelaide Hills**
- Penfolds Magill Estate
- **Langhorne Creek**

QLD

- **Yatala Brewery**

TAS

- **Cascade Brewery**

WA

- **Margaret River**
- Devil's Lair

From the Chairman

"Our approach to sustainability at Foster's acknowledges the direct link between the effective management of our environmental and social impacts and our business success."



David Crawford
Chairman

This report provides an overview of our key sustainability policies, opportunities and challenges. We also discuss our 2008 performance, share our successes and concerns, and invite your feedback to guide our future efforts in this critical area of business activity.

Our 2008 performance

Foster's made important progress in 2008, culminating in our first overall gold rating in the Corporate Responsibility Index.

In response to the need for immediate and global action on climate change, we have put a work plan in place to help us reduce our carbon emissions and achieve our energy and water efficiency targets.

As leading innovators in our industry, we have continued to develop lower alcohol, lower calorie and preservative free products. In 2008, we also launched our first 100% carbon offset beer.

We supported a range of activities designed to engender a positive change in drinking culture – in particular by marginalising 'binge' drinking and encouraging responsible and moderate alcohol consumption. We also maintained our proud tradition of strong community engagement, focussing our efforts on the communities where Foster's people live and work.

At an operational level, 2008 saw a focus on effective product stewardship – maintaining high quality standards, mitigating the lifecycle impacts of our products and reducing operational waste wherever possible. As a prominent global business, we take our responsibilities for leadership and advocacy seriously, and we have worked consistently with our employees, suppliers and business stakeholders to promote sustainability principles.

However, we acknowledge that there are areas that require greater focus and improvement.

Foremost amongst these is our goal of 'zero harm' to our people. Three fatal incidents at our sites over the last three years – a 2006 fatality at our Abbotsford Brewery and a 2008 dual fatality at our Fiji distillery – has not only shocked us as a company, it has also reinforced the need to better protect our people.

Over the last two years, we have reviewed every aspect of our safety management, implemented an expanded, group-wide safety focus, established a global Occupational Health & Safety Council and adopted a five-year Occupational Health and Safety strategy.

Our priorities

In this, our third Group Sustainability Report, we have structured content around the key issues and opportunities we face and the actions we have taken. These issues and opportunities are also summarised in the table below.

Our sustainability effort is a continuing journey – we are open about our shortcomings, we embrace the challenge of constant improvement and we acknowledge and celebrate our achievements.

I am pleased to present Foster's 2008 Group Sustainability Report. We look forward to your feedback.

Foster's Sustainability Actions – Outlook for 2009	
Governance	Continue to incorporate sustainability risks into the enterprise-wide risk management system (ERM)
	Publish and distribute a global policy guide to all employees
People & safety	Implement the 5 year Occupational Health and Safety Strategy
	Continue the rollout of improved risk assessment training within operational facilities
	Conduct an all-staff survey with expanded sustainability criteria
Responsible consumption	Review company wide responsible consumption programs, including updated *Enjoy Responsibly* guidelines
	Deliver new products to market with lower alcohol, calorie and carbohydrate content
Energy, water & climate change	Drive further initiatives to achieve established energy and water targets
	Manage the Carbon Reduction Program and continue preparations for emissions trading
	Enhance the biodiversity research and management plan
Operational waste	Review and improve waste programs – including performance targets on waste to landfill and waste to recycling
	Implement improved data tracking processes
Product stewardship	Implement global Food Safety and Quality audits to key sites
	Build knowledge of environmental life cycle impacts across major products
	Develop a Procurement Sustainability Program
	Enhance new product development processes to incorporate environmental impacts, including carbon
Leadership & advocacy	Further embed sustainability Key Performance Indicators within employee performance plans
	Maintain Foster's position as a leader in corporate responsibility
Community contribution	Establish global Community Leadership Team
	Implement 'Foster's In the Community' review
	Encourage the uptake of employee volunteering leave among Australian salaried employees

Governance

"Effective environmental, social and corporate governance enables us to identify and successfully manage material opportunities and risks."

The Foster's Leadership Team reviews and approves our sustainability priorities and receives periodic updates on sustainability impacts and performance. Material issues are identified and managed via the Foster's Enterprise Risk Management process and sustainability priorities are overseen by Board committees where relevant. Foster's conducts ongoing benchmarking and stakeholder research to ensure best practice is considered when establishing performance targets.

Progress highlights

- Sustainability governance and action plan overseen by Foster's Leadership Team
- Sustainability reporting evolved to focus more sharply on sustainability priorities
- Global, cross-functional leadership teams established to guide Occupational Health & Safety, Environment, Quality and People management activity
- Political Donations Policy reviewed with all forms of political donations ceased, including in-kind donations
- Sustainability risks formally incorporated into enterprise-wide risk management system (ERM)
- Sustainability specialist roles added to operating business units in key areas

Sustainability leadership and policy

In 2008, the most senior executive forum in the company – the Foster's Leadership Team (FLT) – assumed the leadership and oversight functions of the Sustainability Taskforce. The FLT reviews and oversees the development of sustainability strategies, policies and positions directly linked to business strategy.

A number of specialist sustainability roles were created during 2008, including Group Sustainability Manager, Global Environment Manager, Global Health and Safety Manager and Global Procurement Sustainability Manager. These dedicated sustainability roles combine with existing in-house specialists, such as the General Manager Sustainability Aus/NZ Wine Operations, to form a group-wide network of sustainability expertise, policy and function management.

Throughout our broader workforce, sustainability is increasingly integrated into operational roles. Our values-based Ways of Working (WOW) framework embeds sustainability into our organisational culture and is supported by a defined set of behaviours expected of all employees. 'Do the right thing' in decision-making has been identified as one of the behaviours that support our WOWs. This behaviour requires all Foster's employees to behave with integrity and is measured and reinforced through our performance management and people and leadership development processes. More information about our culture and WOWs can be found in the 'People & safety' section of this report.

Ethical and responsible decision-making is also promoted through Foster's Code of Conduct and Whistleblower Policy. The Code of Conduct commits Directors, employees, contractors and consultants to not only comply with the law, but to conduct business in accordance with the highest ethical standards. Any breach of the Code of Conduct is a serious matter that may give rise to disciplinary action, including dismissal and legal action.

In March 2008, Foster's updated its Political Donations Policy, to prevent the making of any donation, in cash or kind, to any political party or organisation, politician or candidate for public office in every country of operation. Prior to the implementation of the revised policy, Foster's made product donations to the value of $17,063 during the reporting period.

Engaging stakeholders

Our key stakeholders include our employees, customers and consumers, investors, non-government organisations, suppliers and commercial partners, the communities we operate in, regulators and governments.

In 2008, Foster's continued an open dialogue with these stakeholders. Their feedback is reflected in our revised sustainability reporting priorities and the presentation of this year's report. Examples of Foster's stakeholder engagement activities include:

- Feedback process via our 2008 sustainability and public reporting;
- Ongoing on-line subscriber sustainability updates and user feedback;
- Community consultation during site closures *(see Matilda Bay Brewery closure case study – People & safety p12)*;
- Membership of, and participation in, major external sustainability forums and events;
- Participation in public disclosure programs including the Carbon Disclosure Project and National Packaging Covenant;
- Seek to include relevant information about sustainability in analyst and investor briefings;
- Community briefings for special interest groups; and
- Managing and responding to customer and consumer suggestions, feedback and complaints via the Foster's Consumer Relations team.

United Nations Global Compact

Foster's became a signatory to the UN Global Compact in November 2005 and is committed to aligning our operations and strategies with ten universally accepted principles in the areas of human rights, labour, the environment and anti-corruption. As the world's largest global corporate citizenship initiative, the Global Compact is concerned with exhibiting and building the social legitimacy of business and markets. The Global Compact is a purely voluntary initiative with two objectives:

1. Mainstream the ten principles in business activities around the world; and
2. Implement actions in support of UN goals.

The principles are reflected in our Anti-Harassment, Equal Employment Opportunity, Diversity and Inclusion and Code of Conduct policies and will be included in the Procurement Sustainability Program. Further information about the UN Global Compact may be found at www.unglobalcompact.org

External benchmarking

Foster's has continued to externally benchmark our sustainability processes and performance. In the reporting period, Foster's received a Gold Rating from the Corporate Responsibility Index (CRI) for the first time, achieving a score of 90% in the global survey. Foster's also retained its membership of the FTSE4Good Index and the London Benchmarking Group community investment program.

Further information:

CRI
www.corporate-responsibility.com.au

London Benchmarking Group (AUS/NZ)
www.lbg-australia.com

FTSE4Good Index Series
www.ftse.com/Indices/FTSE4Good_Index_Series/index.jsp

Material issues

In addition to the issues identified by stakeholders, Foster's conducted in-depth interviews with internal experts to identify material sustainability issues for inclusion in this year's report. This process was guided by AccountAbility's five-part materiality test[1] to identify issues that are relevant to:

- Direct short-term financial performance;
- The company's ability to deliver on its strategy and policies;
- Best practice norms exhibited by peers;
- Stakeholder behaviour and concerns; and
- Societal norms, particularly where linked to possible future regulation.

Issues captured via the Enterprise Risk Management system and 'core' indicators outlined in the Global Reporting Initiatives G3 Guidelines also fed into this process.

As a result of this internal and external engagement and review process, our report has been structured into the following chapters, addressing the key material issues in each of these areas:

- Governance;
- People & safety;
- Responsible consumption;
- Energy, water and climate change;
- Operational waste;
- Product stewardship;
- Leadership & advocacy; and
- Community contribution.

Global Reporting Initiative

Foster's Group referenced the Global Reporting Initiative (GRI) 'G3' guidelines in preparing this report. The guidelines provide guidance for organisations to use as the basis for disclosure regarding sustainability performance, and provide stakeholders a universally applicable and comparable framework to understand disclosed information.

An abbreviated index of the G3 indicators we have responded to in preparing this report is on page 40. A long form G3 index table is available from www.fostersgroup.com

Scope and data

This report includes information on key sustainability issues as they apply to our global business, including joint ventures and subsidiaries where Foster's has a controlling interest. All policies and codes referred to in this report apply to our global operations and any joint venture or subsidiary where Foster's has a controlling interest, unless otherwise specified. Data included in this report has been verified by an assurance process. As we continue to develop integrated global systems for sustainability data capturing, reporting and analysis, we will expand the level of data included in this reporting process to ensure greater transparency and comparability of our performance.

As Foster's data capture systems and processes improve, and updated protocols introduced, data may require re-statement. Any material differences are identified in the report.

Unless otherwise stated, all currency amounts are reported in Australian dollars and all years are financial years – i.e., the twelve months to 30 June.

Assurance

In compiling this year's report, we engaged an external consultant to undertake an internal assurance process. This process is designed to strengthen our data capturing and reporting systems in preparation for independent assurance using AA1000 Assurance Standard in future years.

1 *AA1000 5-part materiality test, www.accountability21.net*

"Our commitment to 'zero harm', and the development of a diverse and high performing workforce, underpins our approach to people management."



People & safety

The health, safety and well-being of our people is essential to the sustainability of our business. Our success depends on building individual capability, providing appropriate training, development and career progression, improving engagement and fostering a high performance culture.

Progress highlights

- Formed global Occupational Health and Safety (OHS) Council, with a direct link to Foster's Leadership Team
- Defined five-year Occupational Health & Safety strategy
- Decrease in Recordable Case Injury Frequency Rate and Lost Time Injury Frequency Rate and continuation of five-year downward trend
- Rollout of improved risk assessment training within operational facilities
- Launched Foster's People Strategy, defining core 'people' aspirations and plans
- 'Managers Essentials' program commenced with 670, or 56% of people managers, undertaking training. All 1,200 managers are planned to complete training by the end of 2009.
- Implemented a global development and career planning framework
- Launched the Foster's Sales Academy in Australia

Health and safety

While underlying injury trends continued to improve in 2008, this was a challenging and disappointing year in employee health and safety for Foster's. The death of two employees at our Lautoka distillery in Fiji was a tragedy that affected all Foster's people. The employees died when scaffolding they were relocating came in contact with overhead power lines. During the year, we also pleaded guilty in the Victorian County Court to two counts relating to the death of an employee at our Abbotsford brewery in 2006. The total fine subsequently imposed for these offences was $1.125 million.

We have mandated a global OHS Council to coordinate and drive safety improvements. In addition, we have formulated, and begun implementing, a five-year OHS strategy. This is founded on our target of 'zero harm' or injury to any employee as a result of our operations. We aim to ensure that:

- no employee dies or suffers a permanently disabling injury as a result of our operations;
- our Recordable Case Injury Frequency Rate decreases to less than 16 – this means delivering on our 10% year-on-year reduction target; and
- our OHS culture and employee wellbeing levels measurably improve.

In order to meet these objectives, we have embedded three focus areas within our OHS planning. All regions, on both the production and commercial sides of the business, have defined plans consistent with these themes.

In addition to the safety focus areas, wellbeing is now being recognised within our global OHS management systems to ensure related policies, programs and measures are subject to the same rigour as other OHS focus areas.

The OHS Council supervises this strategy and, chaired by a member of the Foster's Leadership Team, the Council provides a regular forum for OHS managers and executive leadership to interact directly on health and safety matters. Reports from the OHS Council are considered by the Foster's Leadership Team, as the first item on its agenda and Council activity is also a standing agenda item within the monthly OHS report provided to the Board.


Focus areas
5 year objective
Aspirational goal
2009
2010
2011
2012
2013
Manage our significant hazards
Reduce the frequency of our incidents
Engage employees in OHS and wellbeing initiatives
Zero harm
Zero injury

2008 performance

Underlying health and safety performance trends continue to be measured by two key indicators: Recordable Case Injury Frequency Rate and Lost Time Injury Frequency Rate. The graph on the right shows a decrease in both indicators compared to last year and, importantly, an overall downward trend over the last five years.

Soft tissue injuries as a result of manual handling and slips, trips and falls continue to be the most common injury sources. The underlying causes of these incidents were reviewed by cross-functional teams during 2008 and a number of corrective actions have been embedded within business plans for 2009.

Safety performance


Frequency rate (incidents per million hours worked)
0
10
20
30
40
2002
2003
2004
2005
2006
2007
2008
Recordable case injury frequency rate
Lost time injury frequency rate


case study

Salvezza – Italian for safety

Castello di Gabbiano is a renovated 12th century castle, which sits atop a hilly estate among the vineyards of Tuscany. Nestled beside the castle is a fully operational winery providing evidence of our commitment to continually improving OHS wherever it operates. Working with the site's employees, Rachelle Hevey, Foster's EMEA Technical Manager and Matteo Viana, Winemaker, are steadily improving OHS management at Gabbiano.

One of the first areas of focus was traffic management. With a reasonably small site that can be busy with truck and forklift activity during vintage, it was important that an effective traffic management plan was put in place. Consultation with incoming drivers and employees identified smarter ways to manage the movement of vehicles. Parking bays were defined for waiting trucks and safe walkways were painted, marking safe paths for pedestrians.

Matteo also coordinated the improvement of guarding levels around several machines, replaced the portable ladders used to access wine tanks with safer fixed options and improved bunding in several chemical areas. The winery safety committee is also playing an increasingly active role, with structured work area inspections now occurring monthly.


case study

Robe Vineyard – 10 years LTI free

The Robe Vineyard is situated in the emerging Robe wine region within the Limestone Coast area of South Australia. With 235 hectares planted and 10 employees, it yields over 2,000 tonnes of premium grapes per year. In addition to a great track record for quality grape production, the vineyard has also been steadily producing a strong OHS reputation – something confirmed by the site's OHS audit performances and its major role in maintaining WorkCover self insurance status in South Australia.

Recently the Robe Vineyard achieved the significant milestone of 10 years Lost Time Injury free. This is an outstanding effort and one that the site is rightly very proud of. The Robe Vineyard has a common sense safety-first culture that is working well, and most importantly, delivering safe outcomes.

People strategy

In 2008, we launched our People Strategy, articulating our core 'people' aspirations, programs and activities. To ensure clarity and alignment, all global and regional people plans will be linked to one of three strategic pillars:

High Performance Culture	The Right People in the Right Roles	Platform for Success
Superior results and a great place to work	High performing people who are innovative and passionate	Sustainable change through effective processes, systems and structure

Ways of Working

At Foster's our Ways of Working or 'WOWs' represent the shared culture and behaviours that underpin our business strategy and success. In 2008, we have strengthened the link between our ways of working and people management processes including induction, learning, development, performance management and succession planning. Our current five WOWS – 'Know the market', 'Do the Right Thing', 'Win as One Team', 'Make a Difference' and 'Make it Happen' – are being updated to reflect the evolution of our business into 2009.

Employee survey

As part of measuring our progress, we regularly survey our global employee population. Since 2003, we have conducted three 'Inspire' surveys with the last survey conducted in 2007.

The next global survey is scheduled for March 2009.

We are working to make the next survey even more useful. For the first time, data from the March 2009 survey will be available at the team level, to every manager of five or more direct reports. Teams will also create individual action plans, tailored to their specific results and feedback. These actions plans will be recorded and tracked by the Foster's Leadership Team on a quarterly basis. From March 2009, Foster's will also increase the frequency of surveys towards a target of annual, global staff surveys.

People management

Foster's employs just under 7,000 people globally across brewing, distilling, winery and vineyard operations, sales, marketing, logistics and administration functions, with 44% employed under awards. People leadership is a core part of every manager's roll and represents 20% of Key Performance Objectives for Foster's Chief Executive Officer in 2009.

Total employment

Region	Headcount	%
Australia	4,729	68
New Zealand	164	2
Asia Pacific	440	6
USA	1,376	20
Canada	65	1
Europe, Middle East & Africa	185	3
Total	**6,959**	**100**

Individual Performance Management

Our well-established Individual Performance Management (IPM) process forms an integral part of employee performance management and development for our non-award employees.

We aspire to 100% completion target for annual performance reviews for all permanent non-award employees who have been at Foster's for longer than three months. This target was met again in 2008. Foster's has set the following targets for our non-award employees in 2009:

- 100% of Performance Plans agreed and documented by 31 August 2008.
- 100% of Development Plans in place by 30 September 2008, followed up by quarterly development discussions between the employee and their direct manager.
- Development of Performance & Development Plans that adhere to "S.M.A.R.T" (specific, measurable, attainable, realistic and timely) principles.

In line with our People Strategy, a project is underway to simplify our performance management framework over the next two years.


Performance Planning
Development Planning
Coaching and Feedback (ongoing)
Progress Discussions (quarterly)
Development Discussions (quarterly)
Mid Year Review
Annual Review

case study

National Australian Institute of Training and Development Award

A highlight for our Learning and Development team in 2008 was winning the "Business Strategy" award from the National Australian Institute of Training and Development (AITD) in recognition of our Advantaged Packaging Program.

This program had two core objectives:

1. The development of skills in project management, decision making, change management, communication and team work; and
2. Improvement of packaging line efficiency.

The program extended over five months and included a five-day workshop. The actions identified through this program are ongoing, but are conservatively projected to deliver savings or cost recoveries of over $500,000 in the next 12 months.

case study

Star Status for Foster's EMEA (Europe, Middle East & Africa)

Foster's EMEA was awarded Star Status at a "Best Companies" ceremony in London in January 2008. The "Best Company" methodology identifies workplace performance and best practice according to eight key factors defined through the results of a survey process as critical factors in workplace engagement. This accolade introduces Foster's EMEA to a 300 company "group of excellence" for workplace engagement.

Career planning & individual development

Employee development continues to be an important focus. We are committed to creating development frameworks that allow people to realise their full potential.

Career Planning, Learning & Development @ Foster's

Following feedback from the 2007 employee survey, Foster's established a cross-functional working group to examine career planning & development. One outcome was the articulation of a Global Development Philosophy, empowering people managers and individual employees to drive their development and take full advantage of career enhancing opportunities at Foster's.

Our range of fully integrated capability development programs was recognised for the second year in a row by the National Australian Institute of Training and Development (see case study).

Foster's Academy

Phase one of the "Foster's Academy" will launch in 2009 and eventually become an online development hub for all employees. The Foster's Academy will build on the success of the "Foster's Sales Academy" which was launched in 2007 and contains a comprehensive range of competency frameworks and development tools for our Australian sales team.

Foster's leadership programs

Consistent with our strategic focus on 'Building Foster's Leaders', we paid particular attention to leadership capability in 2008. Approximately 400 employees attended one of our specialised leadership programs during the year.

Leadership category	Program description
Individual Contributors	**Key Professionals Program** designed to develop influencing and leadership capabilities for non-people managers.
Team Leaders	Tailored programs aimed at increasing self-awareness and core leadership skills. Programs include: ▪ **Team Leadership Program** for managers in Australia, Asia Pacific and EMEA. ▪ **Team Leadership Program** for team leaders and frontline managers in Supply and Hospitality. ▪ **Essentials of Leadership Program** for managers in the Americas.
Senior Leaders	Key programs targeted at our senior business leaders across all regions designed to expand leadership capabilities: ▪ **Personal Leadership Program** available to our global senior managers. ▪ **Senior Executive Development Program** targeted at our senior executives.

case study

Manager Essentials

Manager Essentials is a modular training program designed to equip people managers with the knowledge and skill required to effectively manage people at Foster's. The program covered a range of people policies, processes and ways of working and was designed to:

- Create a consistent approach to the way we manage people at Foster's;
- Highlight tools to strengthen employee and team engagement;
- Provide information to assist in dealing with challenging people management situations; and
- Increase awareness of Foster's people practices and processes.

All 1,200 people managers are expected to complete the program by end of financial year 2009.

Award training programs

The training and development needs of our award employees continue to be met in many ways, according to location, agreement type and industry standards. An example is set out below.

case study

Employee Capability Development Program

The Employee Capability Development Program (ECDP) is the new training system for operators at our Yatala site in South East Queensland, Australia. The ECDP, developed by a team of site managers, trainers and operators, contributes to lifelong learning by enabling employees to gain nationally recognised qualifications in Food Processing and Warehousing. Employees can achieve their Certificate II or III in Food Processing, or a Certificate III or IV in Transport and Distribution (Warehousing).

Equal Employment Opportunity (EEO) education & monitoring

As a member of the United Nations Global Compact, Foster's recognises the Universal Declaration of Human Rights and the International Labour Organisation's Declaration on Fundamental Principles and Rights at Work, including the principles relating to elimination of discrimination in respect of employment and occupation. These principles are reflected in our corporate policies.

Employees are reminded about our commitment to EEO through a variety of means, including:

- People managers participate in EEO (discrimination and harassment) training as part of the global Manager Essentials program, this global training is in addition to regional on-line and classroom programs tailored to local and regional needs.
- New employees are made aware of our key policies during their induction; and
- Australian employees are required to complete sexual harassment and equal opportunity training within three months of starting employment and then every two years thereafter.

To monitor compliance with, and the effectiveness of, our policies and programs, Foster's tracks incidents through a variety of mechanisms including a confidential Whistleblower Hotline (launched in 2007), Human Resources and local contact officers.

Diversity

Foster's aims to create an inclusive work culture that values the differences of our employees, bringing talented people together with different perspectives and skills.

Diversity Plans are created at a national level and cover a range of issues relevant to each region including gender, race, age, sexual preference and cultural differences. Examples of diversity actions undertaken in 2008 & planned for 2009 include:

- The introduction of additional tools for female employees in Australia, including a 'Keep In Touch' program for women on maternity leave, and a dedicated Parents' Room in our head office;
- Flexible work practices policies & toolkits have been developed in both Australia and the Americas to facilitate better work/life balance and provide more options for employees;
- In accordance with local Affirmative Action requirements, our Americas business has set hiring goals where our current employee population does not yet reflect the diversity of the broader population we recruit from;
- Our Americas business has run training on communication and thinking style differences to better enable collaboration and effective working relationships across diverse working styles and work groups;
- V.C.E. English as a second language (ESL) and Spanish as a second language (SSL) classes have been offered throughout the year in our Americas business;
- A globally consistent selection process has been implemented, requiring recruitment shortlists for senior and executive roles to "give consideration to diversity"; and
- In acknowledgement of our diverse employee population, the 2009 Employee Survey will be issued in six different languages (English, Spanish, Macedonian, Greek, Vietnamese and Mandarin).

Gender diversity

Gender diversity will continue to be a focus at the executive level in 2009, with global data tracked and presented to the Foster's Leadership Team on a biannual basis.

The representation of women on Foster's Board has remained stable at one. A woman was appointed to the Foster's Leadership Team for the first time in May 2008 (Sue Smith, Chief Human Resources Officer).

Region	Headcount by gender M	F
Americas	894	547
Asia/Pacific[1]	99	96
Australia	3,347	1,382
EMEA	101	84
Global Team	4,441	2,109

Management roles	Global % female
Senior professional and management	29
General management, Senior management	8

Organisational change and restructuring

Simplification of our business has seen a continued period of organisational change and restructuring over the past year. Foster's recognises that our people need to be equipped and prepared to cope with change and this forms an important consideration in planning for any organisational change.

There were a number of key organisational changes in 2008, including site closures at Botany, the sale of our Seppeltsfield facility, the relocation of the spirits production from Botany to Campbelltown and Yatala and the closure of our Matilda Bay Brewery production plant (see case study). Our Supply team also undertook a significant Logistics Transformation project in the Australian region, outsourcing day-to-day distribution operations to logistics service partners.

case study

Matilda Bay Brewery closure

With the closure of the Matilda Bay production facility at North Fremantle in Western Australia in 2008, 53 award employees and nine staff were made redundant.

To equip those affected with the skills to manage this change, a series of workshops and presentations were made available over the three-month period leading up to the cessation of production. The workshops were delivered by an external specialist provider and included topics around managing change, resume writing and interview skills, superannuation and financial planning advice.

Foster's invited various Western Australia companies to advertise on a Job Board located at the North Fremantle site, with the assurance that positions would be available after the scheduled closure date. Presentations from several organisations from major employment markets were also held, with an emphasis on the impact different working conditions could have, in particular positions within the mining industry. Opportunities for updating skills were also made available to ensure our employees had the competencies required for alternative employment.

1 *Fiji and Samoa data not available at time of printing.*

Employee turnover

Since 2007, the Australian turnover rate has reduced by 2 per cent to 20 per cent. For the first time, we are also reporting global turnover.

Region[2]	2008 (total)[3]	2008 (voluntary)[4]
	%	%
Australia	20	13
Americas	17	13
EMEA	23	16
Global	20	

Employee wellbeing & benefits

Our approach and programs in the areas of flexible work practices, employee benefits and health and wellbeing were extensively reviewed during the reporting period. A range of additional benefits were launched to Australian based employees in 2008, including paid volunteer leave, extended paid paternity leave and childcare priority placement services. A plan to provide opportunities to increase annual leave entitlements through salary sacrifice was also announced.

In the Americas, a focus on employee and family wellness is a core strategy to ensure a healthy workforce and assist in the continued reduction of health care costs. New health and welfare benefit options were provided to Americas' employees in 2008 enabling them to choose the option that best suits their physical and financial needs. The Americas Employee Assistance Program was also expanded to include a broader set of services such as wills and financial counselling.

These supplement an existing range of benefits, which include bonus and share schemes, product allocations and external study assistance support. Eligibility varies by region, employment status and local legal requirements.

Flexible work practices

At Foster's, we recognise that flexible work practices benefit both the employee and the business and we offer a variety of options around the world. Specific flexible work practices (FWP) toolkits are available to employees and managers in Australia and the Americas. Options include job share, working from home (telecommuting) and part-time work. These can be agreed on either a long or short-term basis, to assist employees who require a temporary change to their current working arrangements, those returning from a period of leave or those transitioning to retirement. They are primarily available to our non-award employees.

Health & wellbeing

As described earlier within our health and safety section, Foster's is committed to improving our OHS culture and employee wellbeing.

Foster's plans to embed consistent global Wellbeing Standards within our OHS programs in 2009, boosting the importance we give to this issue and improving our ability to manage wellbeing standards more consistently.

These standards are designed to bring an improved structure to our current wellbeing programs and promote a range of core health areas including:

1. Healthy eating/good nutrition;
2. Physical fitness; and,
3. Mental health.

All initiatives will be evaluated for effectiveness on an annual basis.

case study

Abby's biggest winner

Following on from popular TV shows that promote weight loss, the Health Centre at Abbotsford Brewery in Melbourne introduced their own version to tackle diabetes and obesity, called "Abby's Biggest Winner". Run through the on-site Health Centre over a period of 12 weeks, the program required each participant to make a gold coin donation to charity, attend at least seven "weigh & measures" sessions and achieve at least one measurable goal set.

The response was overwhelming, with over one third of the 500 strong workforce participating. Of the 169 who commenced, 152 completed the 3 month challenge. By the end of the 12 weeks, Abbotsford employees had lost a total of 318 kgs and over 7 metres around the waist.

2 Asia/Pacific data unavailable at time of printing. 3 Includes all employee and employer initiated turnover. 4 Includes employee-initiated turnover only.

"The promotion of responsible alcohol consumption is central to the way we market, promote and sell our products."



0.71g
0.71g
<5mg
1.08g
1.06g

Responsible consumption

Foster's is committed to encouraging a culture of responsible alcohol consumption. We invest in programs and activities to promote a cultural shift in community attitudes to alcohol misuse and have taken direct actions to respond to community concerns and promote responsible alcohol consumption. Foster's continues to develop, launch and promote a range of lower alcohol products across our portfolio, providing more choice to consumers.

Our activities are guided by Foster's *Alcohol in the Community Policy* and, where appropriate, we contribute directly to organisations and initiatives that mitigate the potential negative impacts of alcohol misuse. Our advertising materials strictly adhere to the laws, standards and voluntary codes that apply in each region and our *Enjoy Responsibly* logo is displayed on all Foster's primary packaging and advertising materials. Responsible consumption and the *Enjoy Responsibly* program are part of training and induction programs for all new employees.

Progress highlights

- Industry leading, voluntary commitment to cease manufacturing and marketing alcohol pre-mix drinks with added energy and higher alcohol in Australia
- Improved *Enjoy Responsibly* training at employee induction
- Extensive investment in lower alcohol, calorie and carbohydrate product innovation
- Contributed more than $2 million to responsible consumption programs during the reporting period.

Responsible drinking

At Foster's, we define responsible drinking as drinking which is legal, informed and considered. That statement encapsulates legal age and blood alcohol limits for different activities and ensuring drinkers are informed of, and understand, the levels of risk associated with each drinking occasion.

We introduced standardised 'unit content' logos across our Australian portfolio over two years ago, making it easier for consumers to find alcohol content information and more effectively manage their alcohol consumption. The suite of logos was endorsed by all Australian governments through the Ministerial Council on Drugs Strategy, the peak national body overseeing alcohol policy in Australia.

Enjoy Responsibly

Foster's developed the *Enjoy Responsibly* program and associated logo in 2003. The logo now appears on all Foster's products, packaging, advertising and point of sale materials. Program guidelines require any brand promotion that is linked to the drinking occasion to now carry the *Enjoy Responsibly* logo in the local language. For more information, see www.enjoy-responsibly.com

case study

DrinkWise Australia launches social change campaign

Foster's continues to support DrinkWise, a body dedicated to improving Australia's drinking culture. In 2008, DrinkWise launched the first phase in Australia's first long-term social change campaign to engender a generational shift in attitudes towards intoxication. The campaign '*Kids absorb your drinking*' is aimed at making 'drinking to get drunk' socially unacceptable for the next generation of potential drinkers. Foster's contributed more than $2 million to DrinkWise during the reporting period. www.drinkwise.com.au

case study

Foster's exits added energy and higher alcohol RTDs

In March 2008, when Foster's announced its withdrawal from the production and marketing of added energy and higher alcohol RTD (Ready to Drink) products in Australia, it led the industry in responding to a groundswell of community concern regarding the perceived abuse of these products.

"We have listened to stakeholder concern and we are taking these steps proactively and voluntarily", Managing Director of Foster's Australia, Asia & Pacific, Jamie Odell, said. "We believe strongly that the real issue is not 'bad' products, but rather poor drinking behaviour. This behaviour is ultimately what needs to be addressed if we are to create a drinking culture which enjoys the benefits of moderate drinking while tackling the harms caused by alcohol abuse."

Foster's also applied a voluntary limit of two standard drinks (20 grams of alcohol) per single serve container and 7% alcohol by volume across its Australian RTD product portfolio.



Responsible marketing

All marketing by Foster's accords with mandatory and voluntary codes that exist in markets where Foster's brands are sold. Where applicable, we have contributed to the development or improvement of voluntary industry codes. Our marketing recognises and seeks to comply with the cultural, legal and ethical standards of the communities in which we operate.

'Responsible marketing' key performance indicators remain an integral part of our brand marketers' roles and responsibilities, linking individual reward to compliance with all relevant market standards and codes. Likewise, our agencies have standard clauses in their contracts to comply with Foster's own responsible marketing processes and industry codes. Failure to meet these requirements has the potential to significantly impact upon an individual or agency performance rating.

Additionally, we strengthened our internal marketing approval processes to cover all consumer facing materials (including sponsorship, packaging, point of sale, on-pack promotions, state specific promotions, etc) to ensure the spirit and intent of the industry codes and community standards is embraced in every aspect of our marketing, not merely advertising. On-going training and education is provided for staff and agencies and our marketing team has in-house specialist Alcohol Beverages Advertising Code (ABAC) compliance advisers who provide guidance on the application of the codes to the development of campaigns.

Alcohol Beverage Advertising Code (ABAC)

In Australia, Foster's complies with the self-regulatory ABAC. The Code includes clear prohibitions on marketing to minors and the depiction of excessive and irresponsible drinking. Copies of the ABAC and relevant Foster's policies are available from www.fostersgroup.com. Advertising materials, across all mediums, is submitted for pre-vetting to ensure the final materials are consistent with the ABAC.

In addition, Foster's frequently seeks guidance from the pre-vetters on early concepts and below the line collateral in order to remain confident that every campaign produced is in line with the ABAC. Foster's and its agency staff work closely with ABAC representatives to maintain an open dialogue and swiftly address any issues, routinely amending materials to incorporate pre-vetters' feedback.

In Australia, Foster's submitted 120 sets of marketing materials for pre-vetting approval under the ABAC in 2008. Members of the public submitted complaints concerning eight sets of material to either the ABAC adjudication panel or the more general Advertising Standards Board complaints process, with two complaints upheld.

Responsible consumption and our people

Our *Enjoy Responsibly* intranet site provides current training materials and links to relevant external sites. Responsible Service of Alcohol courses are available to sales staff and marketing and sponsorship staff are provided ongoing training and support to ensure compliance with advertising and other marketing related requirements. Hospitality staff have implemented *Enjoy Responsibly* recommendations and Responsible Service of Alcohol guidelines into their standard event management practices.

Responsible consumption and our partners

All external partners commit to presenting alcohol in a mature, balanced and responsible manner. In particular, Foster's has worked over recent years with management of partner Australian sporting codes to ensure responsible alcohol consumption is communicated to teams and players through professional and amateur club structures.

case study

Role Models: influencing healthy lifestyle choices

Foster's has continued its sponsorship of Red Dust Role Models, a unique not-for-profit organisation that works in remote Australian Indigenous communities. Red Dust delivers a number of programs, including alcohol education, that aim to decrease the gap between indigenous and non-indigenous Australians in terms of health, education and opportunity.

case study


Coffs Harbour Racing Club

Foster's applauded for responsible approach to on-course alcohol consumption

During the peak horse racing season in late 2007, Foster's made arrangements with racing authorities at the Coffs Harbour Races in New South Wales to sell only low alcohol products – VB Gold, Lindemans Early Harvest and Yellowglen Jewel – on course after 3pm. The move was applauded by the racing authorities and local police.

'Lower alcohol' innovation

Foster's continues to deliver new products that provide consumers with more choice in lower alcohol, and lower calorie and carbohydrate options.



LINDEMANS Early Harvest

30% lighter in alcohol and containing 30% fewer calories*, LINDEMANS Early Harvest wines contain between 8.5–9% alcohol by volume. A typical Australian white contains between 12%–14% alcohol.

*At least 30% lighter in alcohol and 30% fewer calories compared to 750ml LINDEMANS 2006 Reserve Chardonnay.



Rosemount O

In February 2008, Foster's unveiled Rosemount 'O' – naturally lower in alcohol, this refreshing and delicate sparkling white wine is designed to be served over ice.

Rosemount 'O' contains 9% ABV with 5.3 standard drinks in a 750ml bottle.

"We acknowledge the significant challenge posed by climate change and the need for immediate action to avoid increasing the concentration of greenhouse gases in the earth's atmosphere."



Energy, water and climate change

Climate change presents potential risks and opportunities to our business in the medium to long-term. Foster's has responded by introducing energy and water efficiency targets, implementing initiatives to reduce greenhouse gas emissions and expanding public reporting over the last three years.

We have also introduced a global Carbon Reduction Program to reduce the carbon footprint of our company in a consistent and measured way. A thorough and ongoing Energy and Water Efficiency Program study has been conducted and all Foster's sites participate in improvement projects.

Water use is monitored and managed throughout the business, including our agricultural and production usage, and guided by a global reduction target. Foster's has created 'Wine Water Usage Facts', an overview of water use goals for wine operations, current programs and initiatives for the future. Additionally, Foster's vineyards protect, enhance and restore biodiversity where possible through the Foster's Footprint project.

Progress highlights

- Established Global Environment Leadership Team
- Conducted Group carbon review and introduced Carbon Reduction Program
- Continued voluntary participation in Carbon Disclosure Project
- Continued improvement in water efficiency performance at Australian breweries
- Integrated environmental data reporting for global wine business
- Improved biodiversity outcomes throughout wine viticulture

Governance

With targets in place and a history of implementing actions to reduce our consumption of natural resources, this year we have strengthened our internal sustainability governance. We have created new sustainability roles where required and increased the total number of employees with environmental targets in their position descriptions. Key Performance Objectives have been introduced at the senior executive level to focus on achieving our water and energy targets. These objectives cascade to direct reports and are included in individual performance plans throughout the group.

Over the last year, Foster's has created a Global Manager Environment role to provide a consistent approach and consolidated strategy to manage environmental issues across our global business. A Global Environment Facilitator and Project Manager Energy and Water Efficiency have also been recruited within the supply team.

We continue to review the environmental agenda through the Risk and Compliance Committee of the Board, headed by Lyndsey Cattermole. This is now complemented by the Foster's Environmental Leadership Team (ELT). The ELT, established in 2008, is a global cross-functional group that coordinates related activity, tracks environmental strategy and performance, provides expert counsel to Foster's leadership and provides a forum where environmental issues can be identified, presented and discussed. Members of the ELT have been drawn from across the global business.

Our environmental targets are:

Water – achieve a 10% reduction in water use per unit of production by 2011 on 2007 levels.

Energy – achieve a 10% reduction in energy use per unit of production by 2011 on 2007 levels.

Individual site performance plans are fed into the overall company-wide targets for energy and water.

case study

What assures consumers on climate change

In 2008 Foster's engaged with Net Balance Foundation and their partners, AccountAbility and LRQA, to support the Australian research project into 'What Assures Consumers on Climate Change'. Building on previous projects in the US and UK, the research involved a survey of 1000 Australian consumers (18 years or over) to explore what drives purchasing patterns and how government and business can help consumers make more environmentally responsible decisions.

The research findings indicated product labelling could act as effective guidance for consumers, when supported by independent verification, coordinated action from business and government and wider education on the potential role consumer choice can play in tackling climate change in Australia.

Foster's added questions to the original survey to ensure information captured was of optimum value, in particular, exploring in more depth to what extent consumers actually acted on expressed intentions to make environmentally responsible purchasing decisions.

Our involvement in the development of the report, including a collaborative learning workshop and draft review of the publication, provided valuable insights into consumer purchasing drivers. Foster's contribution to the panel discussions at the report launch in August 2008 saw us debate the findings of the report with renowned sustainability and climate change commentators. The exercise will inform future internal strategy for product development and marketing, and again demonstrated our commitment to helping our customers make informed purchasing choices.



618,890 GJ
37%
761,140 GJ
46%
67,426 GJ
4%
119,151 GJ
7%
104,295 GJ
6%
Electricity
Natural gas
Coal
Diesel
Other

Energy consumed by source (in production)



Energy efficiency



Energy/unit of production (MJ/hL)
150
120
90
60
30
0
2005
2006
2007
2008
Global Beer Cider Spirits
Global Wine (excl. viticulture)

Total energy consumption



(1 = 100,000 GJ)
25
20
15
10
5
0
2005
2006
2007
2008

Energy

Energy efficiency programs across the Group are continuing to produce excellent results. While we have been publicly reporting energy use for three years, new regulatory requirements across multiple jurisdictions will provide an additional impetus to collect and report energy performance in greater detail.

While we have reduced our overall consumption of energy significantly, on a 'per unit' of production basis, lower volumes have slightly increased our reported energy intensity. Total energy consumption for 2008 was 1,670,702 GJ, down 8.5% on 2007.

New programs and regulations such as Energy Efficiency Opportunity (EEO) and Energy and Resource Efficiency Program (EREP) will provide vital tools for examining better management and opportunities to reduce our consumption. An overview of these programs is provided.

Energy Efficiency Opportunities (EEO) – Australia

The EEO program encourages large energy-using businesses to improve their energy efficiency through the identification, evaluation and public reporting of cost-effective energy savings opportunities. Foster's triggered the threshold in 2005 and in December 2007 released the Assessment and Reporting Schedule in line with legislative requirements. In the coming year we will undertake an energy assessment to identify energy efficiency opportunities for sites that together consume 80% of our Australian energy consumption and publicly report on the outcomes. Implementation of the initiatives must be undertaken within five years of the trigger date. Our EEO performance will be published on the Foster's website. www.fostersgroup.com

Energy and Resource Efficiency Program (EREP)

Our Karadoc and Abbotsford operations in Victoria trigger requirements for reporting under the new EREP program. EREP requires the development of a plan addressing improvements on site in energy, water consumption and waste generation. Projects that lead to improvements, with a three-year payback or less, are required to be implemented by EREP.

National Pollutant Inventory (NPI)

The NPI requires reporting to the state Environmental Protection Agencies on pollutants generated at a facility level. A number of Foster's breweries and wineries report emissions such as NOx and SOx, PM10 and 2.5 on an annual basis. Past reports can be found at www.npi.gov.au


12,963 ML
52%
3,120 ML
13%
3,466 ML
14%
5,348 ML
21%
Water consumed by source (including viticulture)
Municipal
River/Surface
Bore/Well
Captured Rainwater




Water efficiency
Water/unit of production (L/L)
5
4
3
2
1
0
2005
2006
2007
2008
Global Beer Cider Spirits
Global Wine (excl. viticulture)


Total water consumption
(1 = 1,000 ML)
30
25
20
15
10
5
0
2005
2006
2007
2008

Water

Foster's is a world leader in water use per unit of beer production. We currently use only 3.3 litres of water per litre of production, representing world best practice. This result has taken many years of commitment and investment and is one of our greatest sustainability achievements.

Foster's has also delivered water use savings across our vineyards and manufacturing sites. We contribute to community-wide research, development and innovation in water management more broadly. Actions that we have implemented in our wine business to reduce our use of water over recent years include:

- Low volume frost sprinklers saving Coonawarra vineyard 350 ML per year;
- Changing labour and water intensive methods of removing oak bags from wine tanks at Karadoc to a more efficient process saving water, time, money and reducing OHS risk;
- Covering and lining the dam at Clare Estate has saved around 30 ML of water from being lost to evaporation each year and has increased water security;
- Water re-use system at Wolf Blass winery crushing plant; and
- Recycled water sluice for stalk removal at Wolf Blass.

Water use is now captured by a number of regulatory programs such as EREP (as detailed in the Energy section) and the Queensland Government's Water Efficiency Management Plan (WEMP). WEMP requires the development of baseline water consumption and identification of opportunities to improve efficient water use. Our Yatala operation, covered by the WEMP, is the most water efficient Foster's brewery and is internationally renowned for its efficiencies.

Total water use by Foster's for 2008 was 24,935 ML, down 16% on 2007.


case study
20 YEARS OF BEERS

Foster's water manager named 'Environmental Leader'

Australia's leading environment business magazine, WME, has included Charlie Foxall in its 2008 Environmental Leaders List. Charlie, the Environment & Safety Manager of Foster's Yatala Brewery (Queensland), has been named as a leader in the Industrial & Urban Water category. For more than 20 years, Charlie has led the development of innovative water efficiency and recycling measures that have reduced overall water consumption at the site by a huge 60 percent. Yatala's ratio of 2.3 litres of water used to make 1 litre of beer is world's best practice, and well ahead of the global benchmark of 5 – 6 litres of water to each litre of beer. www.wme.com.au


case study

Wolf Blass donates recycled water

With drought gripping much of Australia, Wolf Blass Winery in South Australia has helped to ensure the local golf course (which incorporates a designated wildlife sanctuary) continues to thrive. Wolf Blass contributed 40 mega litres of treated wastewater to top up dams on the property, benefiting local golfers and wildlife alike.

Absolute greenhouse gas emissions


(1 = 10,000 tonnes CO_2-e)
20
15
10
5
0
2005
2006
2007
2008
Global Beer Cider Spirits
Global Wine (excl. viticulture)

Absolute greenhouse gas emissions – Total


(1 = 10,000 tonnes CO_2-e)
25
20
15
10
5
0
2005
2006
2007
2008

*Emissions – Scope 1 and 2 direct emissions ex. Refrigerant gases and CO_2 for carbonation

Climate change

Foster's acknowledges the significant challenge posed by climate change and the need for immediate action to avoid increasing the concentration of greenhouse gases in the earth's atmosphere. We also recognise that climate change presents a number of potential risks to our business in the medium to long-term. This has resulted in changes to management and public reporting and the implementation of initiatives to reduce greenhouse gas emissions over the last three years. In 2007, Foster's embarked on a significant mission to develop the Foster's Carbon Reduction Program.

A number of regulatory and voluntary tools are used for our reporting, including:

- Voluntarily reporting greenhouse gas emissions from our breweries under the Australian Government's Greenhouse Challenge Plus program;
- Voluntarily reporting on our management of, and contribution to, climate change impacts under the Carbon Disclosure Project (CDP); and
- Requirement to report under the National Greenhouse and Energy Reporting (NGER) in its introductory year in 2009.

Managing carbon

A Carbon Reduction Program was introduced during 2008, putting in place key actions for the management of greenhouse gas emissions, carbon reduction and related energy efficiency issues.

Under the plan:

- Foster's will work to reduce its entire carbon footprint through its own activities and through engaging and inspiring its employees, suppliers, customers and consumers to do the same.

Actions already underway include:

- Incorporating carbon considerations into the new product development process;
- Developing a procurement sustainability program;
- Developing a company-wide carbon offset and trading policy; and
- Adopting environmental lifecycle analysis and 'carbon shadow pricing' methodologies.

CARBON REDUCTION PROGRAM
MAKE A DIFFERENCE

Greenhouse emissions

The first step towards managing our greenhouse gas emissions is to understand where they come from and what we can control or influence. The diagram at right illustrates our Scope 1 (direct emissions produced), Scope 2 (indirect emissions generated off-site) and key Scope 3 (indirect emissions beyond our immediate control) emissions generated from our business activities.


Scope 3
Scope 1 and 2

Offsetting our emissions

In addition to reducing our greenhouse gas emissions, we voluntarily choose to offset a portion of our emissions associated with employee travel. We have chosen to work with Greenfleet who were recently accredited under the Australian Government's Greenhouse Friendly™ program, the same program used for Cascade Green.

Adapting to climate change

Our wine business is potentially susceptible to impacts of climate change such as temperature, water, rainfall and extreme events. With the help of Melbourne University and CSIRO, we have investigated our vulnerability to these impacts. In particular, site conditions, temperature change, water availability and other climate events such as frost were identified and evaluated as potential threats to the success of our grape growing. The report models potential 'hot spots', and has assisted us to focus our efforts and resources on identifying opportunities to respond.


case study

NAPA Valley

Installation of a geothermal system at the Beringer Vineyards historic 19th century Rhine House will cut emissions over the 50 year lifespan of investment. A network of 28 underground pipes circulate natural heat throughout the building.

Foster's' Americas has also entered into an agreement with SolarNet and The Bright Group to host solar energy generating systems at four of our Californian wineries – Beringer Vineyards, Asti Winery, Etude and Stags' Leap Winery.


case study
Celebrating the launch of

Rail cuts UK emissions

Foster's EMEA and our global freight forward partner JF Hillebrand are cooperating to significantly reduce carbon emissions associated with the movement of Foster's containers between the port of entry and our UK distribution centre. More than 50% of containers will now be freighted via a new rail service, which is expected to reduce CO_2 emissions by around 30% compared to previous arrangements.

Biodiversity

The efficient management of vineyard holdings includes not only grapevine care but also custodianship of the many areas of remnant and planted native vegetation.

Foster's Footprint for Vineyards Program is helping vineyards undertake proactive conservation management of these native vegetation areas through a set of best practice guidelines *(Biodiversity Management Guidelines)*, developed in collaboration with the Australian Conservation Foundation.

The guidelines describe Foster's recommended approach to all aspects of biodiversity conservation, including: planning, native wildlife and habitat management, chemical use, pests, weeds and disease, soils, fire, nutrients, equipment, waterways and water resources and skills, knowledge and culture.


case
study

Penfolds Robe Vineyard

Penfolds Robe Vineyard includes approximately 45 hectares of both remnant and planted native vegetation, comprising three significant patches. Each patch is between 200–400m wide, creating substantial habitat for wildlife, including kangaroos, wallabies, emus, wombats, goannas, frill-necked lizards and wedge-tailed eagles. Native treelines of Eucalyptus sp., Melaleuca sp. and Dodonea sp. also surround the vineyard plantings, helping to connect the three large patches of native vegetation and provide a haven, especially for birds. The vineyard has also successfully employed the services of up to 50 chickens as a non-chemical approach for weevil and earwig control.

Robe Vineyard is also working to improve its soil biodiversity through the targeted application of compost, currently covering 35ha of vineyard. In an attempt to reduce agrochemical use, the vineyard is evaluating the use of infra-red technology to 'seek' out green material as a form of selectively applying herbicide to the vineyard. To date, a 50% reduction in chemical application for de-suckering of vines has resulted. Adoption of three-row fungicide and herbicide equipment has also helped to reduce vineyard diesel use.

"Our approach to the management of operational waste is guided by the tenets of 'reduce, re-use, recycle and responsibly dispose."



Operational waste

Our approach to the minimisation of operational waste is comprehensive. Foster's sites are covered by a Waste Management Plan defining the initiatives to be followed each year to reduce waste and maximise recycling opportunities. We negotiate with suppliers to return packaging for reprocessing, we convert by-products for sale in secondary markets, we recycle where possible, and finally, we send waste to responsible landfill disposal. Initiatives such as wastewater treatment facilities, plastics recycling programs, waste collection and re-processing and equipment reconditioning and re-use are all important elements of our approach.

Progress highlights

- Waste management included within site-based Health, Safety and Environment audits
- Over 60 tonnes of stainless steel recovered and relocated to Cascade Brewery following plant closures
- Increased plastics recycled from production sites

Governance

The Foster's Waste Management Plan guides waste management practices at a group, site and individual level. The Plan is an integral part of our Health, Safety and Environmental Management System, which reviews progress and activity across these areas and stipulates an annual 'continuous improvement target' of 10% reduction in the gap to 100%. Targets laid out in the plan are linked to individual performance plans.

In 2009 we will establish a more comprehensive understanding of our waste streams, disposal methods, data capture techniques and management options in order to set more specific targets and drive further improvements. Our involvement with the Victorian Government's Energy and Resource Efficiency Program (EREP) and our internal improvements in data management will help to set a framework to be adapted for all Foster's sites.

Wastewater

Our wastewater management treats or removes trace materials including sugar, ethanol and flavourings from soft drink production, acids, cleaning chemicals and soaps. Foster's treats effluents to an acceptable quality for discharge into municipal treatment facilities or re-use in our vineyards.

Solid waste

Major waste streams result from all aspects of the product life cycle including raw materials, manufacturing, transport (packaging) and consumption. We actively work with our supply chain to arrange packaging returns and ensure we buy the highest quality recycled products. We also encourage consumers to recycle product packaging through labelling and industry support. Our re-use and recycling programs at each site ensure that we have a high rate of diversion from landfill and have systematically reduced the percentage and total amount of waste to landfill over the past four years.


Solid waste
Global solid waste total
2008 % of total
(t = 1,000 Tonnes)
0
20
40
60
80
100
120
2005
2006
2007
2008
2005
2006
2007
2008
78,477
81%
8,584
9%
9,941
10%
Landfill
Reused
Recycled

Re-used products include marc, spent grain and surplus yeast.

Recycled products include cardboard, aluminium, glass, plastic, PET, ferrous metals.


case study

Cascade Brewery leads the way in the re-use of brewery equipment

In 2008, Cascade Brewery received more than 30 tanks and pumps that may otherwise have finished in scrap. Tanks, fermenters and pasteurisers were freighted to Hobart from more than 3 other Foster's sites throughout Australia. More than 60 tonnes of stainless steel alone was sent to the brewery.

"Our product stewardship commitment is simple – maintain high quality standards while mitigating product life cycle impacts."



Product stewardship

Product stewardship involves understanding and appropriately managing every aspect of a product's environmental, health and safety impacts throughout its lifecycle. From the production and procurement of raw ingredients, to manufacturing, packaging, transport, distribution and disposal, we seek to reduce, re-use or recycle wherever possible, while producing consistently safe and high quality products.

A global quality leadership team and environment leadership team oversee every aspect of our environment, quality and product safety policies and systems. A consolidated global customer complaints monitoring and reporting process also plays a key role in helping us to understand and improve product quality, and ultimately, customer satisfaction.

Progress highlights

- Established the Global Quality and Environment Leadership Teams
- Developed and rolled out Global Food Safety and Quality Manual and related performance targets
- 23% reduction in product complaints globally
- Completed carbon emissions analysis of typical beer and wine life cycle
- Released Cascade Green, a 100% carbon offset beer

Food safety and quality

Our reputation amongst our consumers, customers and the general public depends on our ability to consistently deliver the highest quality beer, wine, cider, and non-alcohol drinks.

The application of our global food safety and quality policies ensure that we have the processes and management accountabilities in place to meet customer, consumer and global regulatory standards. This policy guides our Quality Management Systems and ensures we comply with all legislative and regulatory requirements.

Food safety and quality objectives:

- Work within the Quality Management System to achieve best practice outcomes across the organisation;
- Build continuous improvement into our processes;
- Engage our employees to be quality focused;
- Strive to exceed our customers' expectations; and
- Meet statutory obligations.

Quality key performance objectives:
To complete quality compliance assessments against the Food Safety and Quality manual, and establish base lines for 11 key sites internationally by June 2009, with all sites to be 95% compliant to the manual by 2011.

Foster's formed a Quality Leadership Team (QLT) in 2008 to oversee the achievement of the key performance objectives and to drive continuous improvement. The QLT includes global managers from both our wine and beer businesses and has met monthly since March.

The QLT, with the assistance of over 50 subject matter experts from across the global business, has developed a Global Food Safety and Quality Manual. The manual sets minimum standards and defines the framework and guidance to achieve safety and quality of our products in all manufacturing and supply sites. The manual meets our business requirements and incorporates all Foster's Group, local and international regulatory requirements.

In addition to the manual, an assessment tool has been developed to help measure and monitor individual site performance against the Food Safety and Quality Manual. Our objective is for all sites within Foster's to achieve 95% compliance to the Food Safety and Quality Manual by 2011. Along with the assessment tool, a training package is being developed to train all internal auditors, site quality professionals and staff on the quality policy and compliance requirements.

Product safety and quality is reflected in the performance management of our most senior operational executive, the Chief Supply Officer. Key Performance Objectives included in his role are:

- Introduce a Food Safety & Quality Management System (FSQMS) to all key sites, equivalent to the HSEMS by 31 December 2008.
- Actions:
  - Base line assessments carried out on 11 key sites; and
  - Reduce critical complaints by 50% by 2011.

Customer complaints

Customer complaints monitoring, response and reporting provides a key measure of our quality and safety performance and a valuable input into continuous improvement measures. We have achieved consistent reduction in the frequency and severity of product quality complaints and a number of initiatives are in place to further improve monitoring and response. Our customer 'critical' complaints tracking system demonstrates this downward trend again this year *(as at June 2008), see below.*

Product complaints	change from last year
Wine Australia & NZ	Down 36%
Wine North America	Down 33%
Beer, Cider, Spirits and Non alcohol drinks	Down 10%
Total	**Down 23%**

Service target = 50% reduction in the gap to 100% compliance from the F08 'In Full On Time' service levels and critical complaints.

Indicative product lifecycle


Product life cycle component
Beer, wine & other beverages
Environmental mitigation/management program

Environmental stewardship

Effective environmental stewardship means understanding and actively managing every aspect of a product's life cycle impacts – with the goal of minimising total life cycle, or 'cradle to grave', impacts to the natural environment.

We have a responsibility to ensure that in every part of the production process, we seek to reduce, re-use or recycle wherever possible, while producing consistently safe and high quality products. Foster's is an active member of industry groups that support package minimisation and recycling such as Australia's National Packaging Covenant.

The conduct of a carbon life cycle assessment during the period on our first 100% carbon offset beer, Cascade Green (see case study overleaf) has helped us to understand not only the environmental footprint of Cascade Green, but also the relative environmental impacts and opportunities in our beverage production, consumption, disposal and recycling process.

The diagram above presents an overview of the life cycle of our beer and wine products and opportunities to minimise environmental impacts at each step in the process.

case study

[illegible]ade offers a greener choice

[illegible] nominated asse[illegible] the beer extends from cradle to grave and includes everything from picking the hops to putting the empty bottle in a recycling bin. It includes impacts from energy generation within our business and our suppliers; waste and waste treatment; product marketing, packaging and an allowance for refrigeration in the consumer's fridge. An Emissions Monitoring Plan is in place to meet the commitments required for ongoing Greenhouse Friendly™ certification.


FULL FLAVOURED LAGER
CASCADE
GREEN
PRESERVATIVE FREE
LOW CARB
336mL

"Engaging suppliers, customers, employees and other stakeholders to promote a more sustainable future."



Leadership & advocacy

Achieving real improvement in the sustainability of our business takes more than just improving our own activities. Through issue and industry leadership, by advocating change and by working with the many stakeholders who form part of our broader operating environment, we strive to significantly improve overall sustainability outcomes.

There are three main ways in which we influence change – engaging and motivating our own people, working with our suppliers to drive improvements and understanding and influencing our marketplace, our customers and peers.

Progress highlights

- Achieved Gold Rating on Corporate Responsibility Index (CRI)
- Leadership, membership and support of industry and peak bodies
- Sponsored major research project on consumer attitudes to climate change
- Launched Foster's Sustainable Living Guide for all employees

Working with our employees

Foster's online Sustainable Living Guide, developed during 2008, is designed to assist our 7,000 global employees, their families and their friends to lead healthier lives and reduce their environmental impact at work and at home. The guide suggests simple actions on a range of sustainability issues in line with our values.

Internal activities and events such as our recent global sustainability workshop provide opportunities for our employees to share their achievements in sustainability and learn from others in the business. The Group sustainability function also presents periodically to the Foster's Leadership Team and Board to provide the link between executive commitments and operational activities.

Working with suppliers

Foster's is developing a Procurement Sustainability Program that incorporates sustainability priorities alongside traditional supply imperatives such as cost reduction and capability improvement. The program uses an integrated approach and is aligned with education objectives and procurement procedures. Implemented progressively as contract renegotiations take place, Foster's suppliers will be expected to deliver against a range of sustainability priorities.

Leadership

In 2008, we continued to take a strong leadership position and provide an example and an active voice on key issues that impact our business, sector and communities.

Foster's has been a leader in the responsible marketing of products. Our employees are provided with training on responsible drinking and the *Enjoy Responsibly* campaign has been rolled out across our international markets. We have focused on reduced carbohydrate, calorie and alcohol beverages and in 2008 we launched a 100% carbon offset beer, Cascade Green, accredited under the Australian Government's Greenhouse Friendly program.

We are an active contributor to, or participant on, relevant industry bodies, including:

- The National Packaging Covenant (signatory);
- The Packaging Stewardship Forum;
- The Sustainable Agricultural Initiative;
- The Victorian Government Liquor Control Advisory Committee;
- A founding member of Australian Buy Recycled Business Alliance;
- The Winemakers' Federation of Australia; and
- The Californian Wine Institute.

Awards and achievements

- London Benchmarking Group 90% score on Environmental, Community and Workplace Sustainability Indexes;
- Corporate Responsibility Index (CRI) Gold Rating;
- California Integrated Waste Management Board's WRAP Award; and
- Napa County's Eco-Smart Business Award.

LBG

CORPORATE RESPONSIBILITY INDEX

case study


FOSTER'S SUSTAINABLE LIVING GUIDE

Sustainable Living Guide

The guide is designed to assist our people to lead a healthier and more sustainable lifestyle. Fact sheets include:

Energy, water and climate change
Water efficient gardening, Use water efficiently, Harvest and use your rainwater, Water saving habits, Save paper and forests, Reduce and offset emissions, Cultivate energy-saving habits, Buy renewable electricity, Embrace energy efficiency, Install efficient appliances and fixtures, Power down

People, health and safety
Home safety checklist, Use public transport or Ride a bike

Responsible consumption
Enjoy Responsibly

Product stewardship
Buy local and seasonal food, Tune your shopping radar to the environment

Waste & recycling
Recycle office waste, Waste reduction habits

"As a major employer, supplier and agricultural producer, we actively contribute to the communities where we live and work."



Community contribution

Foster's has a proud history of supporting the communities in which we live and work. Our programs contribute both directly, in the form of community grants and partnerships, and via our employees as matched and payroll giving and grants to charities nominated by our staff.

In 2008 we invested $4.6 million in community support programs with over $2.1 million directly promoting the responsible consumption of alcohol and changing community attitudes to alcohol misuse.

Progress highlights

- Total community investment increased to $4.6m
- Foster's in the Community Program review conducted
- $72,000 raised by employees for charity partner Movember supporting research into prostate cancer and mental health initiatives

Community engagement activities

Through our partnerships with community and charitable organisations, Foster's supports projects in three main focus areas:

Wellness
physical and mental health, including responsible consumption

Culture
artistic, sporting and educational activities

Environment
all aspects of the natural environment

Funding for community groups and initiatives is made available via three programs – Foster's Community Grants, Partnerships and Community Sponsorships.

As an iconic company, Foster's regards community partnerships and grassroots community sponsorships as an important way to provide support to local communities, whilst helping promote our brands in a responsible way.

Through our Community Grants program, we contribute to not-for-profit and charity groups. Grants are assessed and awarded by a Grants Advisory Committee, chaired by Peter Cosgrove AC MC, and including Dr Betty Churcher AO, Andrew Gaze AM and Prof. Kwong Lee Dow AM. This year, Foster's awarded approximately $1 million to Australian and North American not-for-profit organisations and charities.

We supported 39 charity and not-for-profit groups in Australia and North America. These groups were awarded a Foster's Community Grant for their capacity to deliver outcomes in the areas of wellness, the environment and arts and culture, within their local community.

Trends

Grants have tended to reflect trends in society as a whole, with an increase in wellness and environmental projects. Over 50% of our funding went to high quality wellness-oriented projects, 27% to environmental projects and 21% to arts and cultural projects.

Wellness support

Funding for wellness projects has included provision for additional staff at Melbourne-based Second Bite, a food rescue service experiencing considerable growth, in part due to the rise of living expenses and the financial challenges faced by many families and individuals across our communities. We also contributed to mentoring programs for young people in remand, through organisations such as Whitelion, also based in Melbourne, who create pathways for young people at-risk or involved in the Youth Justice System. Our funding has enabled Whitelion to expand its program of role modelling, mentoring and prevention in rural and metropolitan communities.

Environmental support

This year we supported environmental projects focused in and around Australia's waterways, including Greening Australia's Yarra River project. In North America, sustainable grants were awarded to projects including Global Green USA's urban redevelopment project in New Orleans and Friends of the Urban Forest's urban planting project in San Francisco.

Employee participation

Increasing employee participation opportunities in community projects – by way of volunteering, support for events and invitations to attend meetings – has resulted in a greater, reciprocal commitment between Foster's and the organisations receiving a Community Grant. In the long term, we aim to create more opportunities for our people to continue working with these community groups, beyond the Community Grant agreement period.


$261,065
27%
$500,013
52%
$205,890
21%
Culture
Environment
Wellness

Community grants funding by theme 2008

Community organisations that received more than $5,000 in 2008

Australia
- Advance Kingscote – Kangaroo Island
- Advancing Whyalla
- Alannah & Madeline Foundation
- Anglicare Victoria
- Art Gallery of South Australia
- Children's Cancer Institute
- Conservation Volunteers Australia
- Down Syndrome Association of NSW
- Drinkwise
- EJ Whitten Foundation
- Environment Victoria
- Gateway Beat
- Greenfleet
- Greening Australia Vic
- Learning Links
- Mallee Family Care
- McGrath Foundation
- McGuinness McDermott Foundation
- Mercy Disability Services
- Movember
- Nature Conservation Council of NSW
- Netball Australia
- Northampton Community Music Centre
- Princess Alexandra Hospital Foundation
- Red Dust Role Models
- Renmark Paringa Community Centre
- Rumbalara Football & Netball Club
- Second Bite
- Spectrum Employment Services
- Sports Australia Hall of Fame
- Technical Aid to the Disabled
- The Smith Family
- The Song Room
- WA Film & Television Institute Inc
- Westside Circus Inc Donation Fund
- Whitelion
- Wildlife Victoria
- Youth off the Streets

United States
- Aldea Children & Family Services
- Alliance Medical Center
- Boys & Girls Club of the Twin Cities
- Cope Family Centre
- Friends of the Napa Valley
- Friends of the Urban Forest
- Functional Fitness 4 Kids Inc
- Global Green USA
- Green Map Systems
- LifeCare Alliance
- Marine Mammal Center
- Maternity Care Coalition
- Napa Valley Adult School
- UCP Wheels for Humanity

Our Partners

Our Australian community partner program aligns Foster's with not-for-profit organisations including Movember, Conservation Volunteers Australia and Red Dust Role Models. We also support local and state-based organisations. Local community contributions made in the last year have centred on places where our people live and work, including donations to the Hamilton Hospital, the Collingwood Children's Farm, and the Art Gallery of South Australia.

Movember

Foster's wellness partner, Movember, funds research into men's health through the Prostate Cancer Council and mental health initiatives such as Beyond Blue. This financial year, Foster's employees raised $72,071, bettering the previous year's fund-raising record – a great result for men's health and an outstanding team effort at Foster's.



Conservation Volunteers Australia

Continued support of the Project Refresh program near our Australian sites has seen our employees and their families participate in revegetation and weeding across 53 Foster's funded volunteering days in the last year. In the future the CVA partnership will continue to deliver localised environmental projects that directly engage our employees and the community.



Conservation Volunteers

Red Dust Role Models

For the past six years, Foster's has been offering its employees the opportunity to participate in the Red Dust Role Models program, a unique program that uses the profile and influence of positive role models to deliver health messages to remote Indigenous youth. The Red Dust Role Models program also promotes education as a pathway to increased opportunities for personal development, employment and preparedness for community leadership. Most recently, we took a team of employees and senior management to the Tiwi Islands to assist with mentoring and teaching responsibilities. Our staff worked alongside Red Dust's sporting and musical Role Models, helping spread the message of healthy lifestyle decisions to youth in remote Indigenous communities.

Foster's is currently developing a leadership program with Red Dust that will further integrate this community partnership into Foster's Ways of Working and internal management programs. We hope to have this program available by mid 2009.



Employee involvement activities

Our employee involvement activities place emphasis on recognising and responding to what matters to our people – both as individuals and as teams.

The following programs are offered to employees in Australia, New Zealand, the UK and North America.

You Care We Care – Local Community Grants

A grass roots community grants scheme, 'You Care We Care' provides employees the opportunity to award $500 to a community or charity group they support. Since launching the program three years ago, 681 employees have handed over much needed funds to a range of community groups, from local sporting clubs to schools and grassroots environmental organisations. This year, Foster's employees presented 198 'You Care We Care' grants, totalling more than $97,000.

Foster's Matched Giving

Many of our employees undertake fundraising and other activities in support of charities and community groups at their own initiative. We strongly support workplace fundraising and will match the funds raised by our people, dollar for dollar. Typical fundraising events include morning teas, after-work drinks, dinners and sponsorships. This year our employees raised over $22,000 for charity by participating in events such as the Oxfam Walk, the Kokoda Trail Challenge and RSPCA's Regional Million paws Walk. Foster's matched these efforts dollar for dollar.

Payroll Giving

Foster's offers its employees access to pre-tax payroll giving, providing an opportunity for tax effective donations, where possible, to the employee's charity of choice. We cover all administrative costs, ensuring 100% of employee donations go directly to the participant.

News just in... from late 2008, Foster's will encourage Australian salaried employees to take one day's volunteering leave per year, increasing participation and building greater employee commitment to our community projects.

case study



Employee Season of Sharing Campaign – Napa, California

Employees in the US and Canada this year turned their holiday season into a "Season of Sharing." Rather than have their offices decorated with the usual holiday décor, departments adopted local charities and used creative displays to showcase each organisation's impact in their community.

Employees organised creative drives for toys, clothing, food and household appliances to make the holidays brighter for many of their neighbours who are less fortunate. With matched funds from Foster's, more than $25,000 in cash and gifts was donated to 14 charities.

Organisations that benefited included local food banks, a homeless shelter, a health clinic for mothers and infants, a foster home for orphaned teenagers, and two local animal shelters. Employees also used their "Season of Sharing" campaign to organise care packages for American soldiers serving in foreign combat zones.

Friendly competitions began to take place between departments vying for honours of 'Best Office Décor', 'Most Creative Event to Raise Awareness', and 'Most Funds Raised'.

case study

In keeping with our mission to build stronger, sustainable communities, we also provided a Community Grant to Global Green who, through their Holy Cross Project, rebuilt a neighbourhood destroyed by Hurricane Katrina. The grant provided funding for green building materials and energy efficiency technology needed to help rebuild homes in New Orleans' Lower Ninth Ward, one of America's poorest urban areas.

Where we live and work


case
study

Employee Matched Giving – Fortitude Valley, QLD

Kylie Eathorne has been raising money for charity for a number of years now. Based at our Fortitude Valley site, Kylie says she was the kid in class who wanted to be the local vet. Although life has propelled Kylie into a different career, working with Foster's in the accounts team, her passion for animal welfare remains and motivating others to join her cause is something she enjoys, commenting, "Foster's employs the most generous and giving people I know. Everyone digs deep and participates... there is a great sense of community and family."

"Foster's in the Community has been a wonderful motivational tool as all money donated by Foster's employees has been matched dollar for dollar through the Foster's Matched Giving program."

This year, Kylie motivated many of her colleagues to donate to the Royal Society for the Prevention of Cruelty to Animals (RSPCA).

Asked if she would do it all again, Kylie answers without hesitation, "Yes, I am currently raising funds and selling raffle tickets for Queensland Cancer Council as most people have been affected or know of somebody affected by cancer. There are a few people in our office who are dealing with it right now, so how could I say no to another worthy cause?"

case
study

Karadoc, VIC

Our employees at the Karadoc Winery and Packaging Centre, together with Foster's in the Community, have been strong supporters of the Sunraysia community recently. More than $60,000 has been donated to, and invested in, the Sunraysia community by way of Foster's Community Grants, our local sponsorships and our employee 'You Care We Care' grants scheme.

One organisation in the region to benefit from Foster's Grants is Mallee Family Care, who received a $50,000 Grant to set up the Chances for Children Fund, in response to the social and economic disadvantage in the region impacting on young people's capacity to fulfil their potential, both personally and in their community. The program now matches young people to local business mentors, providing valuable exchanges to Generation Y and giving hope to the Mallee region as a place of employment.

We continued our support of the Tour de Murray, an annual charity bike ride. Our Karadoc employees pitched in to support the local community, submitting grant requests through the 'You Care We Care' scheme, resulting in donations to local clubs and schools including the Cardross Football and Netball Club, Mildura West Cricket Club and the Murray Darling Horse Riders Club.


case
study

Supporting Greening Australia – Abbotsford, VIC

Strengthening our community engagement with organisations like Conservation Volunteers and Greening Australia is vital to remaining a relevant and contributing member of our community. Most recently, our Abbotsford management team has worked closely with Greening Australia, providing access to the Yarra River alongside our brewery operations to enable weed control, plant propagation and revegetation of the riverbank. Foster's is also working to establish volunteering schedules for our inner-city Melbourne employees to participate in this activity in the future.

2008 Contribution


Community contribution by activity 2008
$1,897,392
45%
$147,101
4%
$2,136,651
51%
Employee Involvement
Community Engagement
Responsible Consumption


Community contribution by theme 2008
$3,025,475
73%
$718,257
17%
$437,411
10%
Environment
Culture
Wellness

TOTAL 2008
COMMUNITY INVESTMENT
$4,566,490[1]

TOTAL 2008
RESPONSIBLE CONSUMPTION INVESTMENT
$2,136,651


Community contribution by activity – year on year
Responsible Consumption
Community Engagement
Employee Involvement
$2,136,651
$1,897,392
$147,101
500
1,000
1,500
2,000
2,500
$000 AUD
2008
2007
2006

1 *Includes program costs of $385,346.*



case study

Lindemans supporting South Africa's Fairhills Association — UK & South Africa

Our Lindemans team based in the UK recently donated 5,000 GBP to the South African Fairhills Association, a co-operative Foster's has an existing trading relationship with. The donation will enable the local community to scope the requirements for improved medical services for Fairtrade employees in the community of Rawsonville, SA.

Our UK team also donated funds for much-needed equipment at the Fairhills-operated nursery, providing tricycles to Fairhills employees' children.

case study

Addressing Climate Change – Napa, California

Urban trees and affordable "green" houses are at the heart of two innovative projects we invested in this year through our Community Grants Program.

Foster's provided Friends of the Urban Forest with a grant to help plant 1,000 trees in 24 urban neighbourhoods throughout San Francisco's Bay Area. The 10-ft trees provide a creative way to address climate change issues by reducing air pollution, lowering ozone levels, and creating more opportunities for the absorption of water during heavy rains.

Foster's Community Grant was used to provide increased access to tree-care teams over an 18 month period, resulting in maximised tree survival rates in the area.

GRI Index

Foster's Group referenced the Global reporting Initiative (GRI) 'G3' guidelines in preparing this report. The guidelines provide guidance for organisations to use as the basis for disclosure regarding sustainability performance, and provide stakeholders a universally applicable and comparable framework to understand disclosed information.

The G3 table below highlights the G3 performance indicators used to guide the preparation of this year's report. A complete index of the G3 guidelines including the Strategy & Analysis, Organisational Profile and Report Parameters, may be found on our website at: www.fostersgroup.com/sustainability.

Further information about the GRI and G3 guidelines may be found at: www.globalreporting.org

Report section		G3 Indicator/s	Page reference
Our company	Economic Indicators	EC1	Inside cover
Governance – Chairman's letter			
Governance	Social Indicators	SO6	4
People and safety	Labor Practices and Decent Work Indicators	LA1, LA2, LA3, LA7, LA12, LA13, LA14	8, 12/13, 10, 9, 10, 12, 12
Responsible consumption	Product Responsibility Indicators	PR4, PR6, PR7	16
Energy, water and climate change	Economic Indicators	EC2	24
	Environmental Indicators	EN3, EN7, EN8, EN10, EN14, EN16, EN17, EN18	20, 24, 21, 21, 25, 23, 23, 24
Operational waste	Environmental Indicators	EN1, EN10, EN22	27, 27, 27
Product stewardship	Environmental Indicators	EN26, EN29	30
	Product Responsibility Indicators	PR1, PR6	30, 30
Leadership and advocacy			
Community contribution	Economic Indicators	EC8	36
	Social Indicators	SO1	35

Information and Contacts

Annual General Meeting

The Annual General Meeting of the members of Foster's Group Limited will be held at the Palladium at Crown, Level 1, 8 Whiteman Street, Southbank, Victoria, Australia on Wednesday 29 October 2008, at 10:30am.

Internet

www.fostersgroup.com

2008 Sustainability report

This report has been prepared as a general sustainability overview and does not, and should not be expected to, provide a detailed understanding of Foster's Group Limited's financial performance, financial position or financing and investing activities.

Financial commentary within this report has been derived from the Foster's Group Limited Annual Report for the year ending 30 June 2008.

A copy of the Foster's Group Limited Annual Report and Business Review is available from the Foster's website at: www.fostersgroup.com

Foster's Group Limited ABN 49 007 620 886

Feedback

We welcome your feedback on this report or Foster's sustainability policies, programs and performance at www.fostersgroup.com/sustainability

Registered Office:

Foster's Group Limited
77 Southbank Boulevard
Southbank Victoria 3006
Australia
Tel: +61 3 9633 2000
Fax: +61 3 9633 2002

Foster's Australia, Asia and the Pacific

Foster's Group Limited
77 Southbank Boulevard
Southbank Victoria 3006
Australia
Tel: +61 3 9633 2000
Fax: +61 3 9633 2002

Foster's Americas

600 Airpark Road
P.O. Box 4500
NAPA California 94558
United States of America
Tel: +1 707 259 4500
Fax: +1 707 259 4542

Foster's Europe, Middle East and Africa

Regal House,
70 London Road
Twickenham, Middlesex
TW1 3QS
United Kingdom
Tel: +44 20 8843 8400
Fax: +44 20 8843 8401

To view the interactive Foster's Sustainability Report, log on at www.fostersgroup.com

FOSTER'S GROUP

END